   As filed with the Securities and Exchange Commission on November 10, 1997


                                                 Registration No. 333-__________

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  FORM 11-K/A

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

           (X) AMENDED ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the plan year ended December 31, 1996
                                       or

            (  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                            Commission File Number:

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Wesley Jessen Savings and Retirement Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Wesley Jessen VisionCare, Inc.
                             333 East Howard Avenue
                       Des Plaines, Illinois  60018-5903

--------------------------------------------------------------------------------

  WESLEY JESSEN SAVINGS AND
    RETIREMENT PLAN (401K
AND PROFIT-SHARING COMPONENT)
----------------------------

FINANCIAL STATEMENTS AND
 ADDITIONAL INFORMATION
-----------------------

DECEMBER 31, 1996 AND 1995
--------------------------

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

           INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
           --------------------------------------------------------



                                                                           Page
                                                                           ----

Report of independent accountants                                            1


Financial statements:


     Statements of net assets available for plan benefits, with             2-3
     fund information at December 31, 1996 and 1995


     Statements of changes in net assets available for plan benefits,       4-5
     with fund information for the year ended December 31, 1996 and for the period from July 1, 1995 to December 31, 1995


Notes to financial statements                                               6-9



Additional information:

     Schedule I - Line 27(a) - Schedules of assets held for
     investment purposes at December 31, 1996 and 1995                     10-11

     Schedule II - Line 27(d) - Schedules of reportable
     transactions for the year ended December 31, 1996
     and for the period from July 1, 1995 to December 31, 1995             12-13


All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



June 10, 1997, except for Note 5
  which is as of October 8, 1997


To the Participants and the
  Administrative Committee of
  the Wesley Jessen Savings and
  Retirement Plan (401K and
  Profit-Sharing Component)


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits, after the restatement described in Note 5, present fairly, in all material respects, the net assets available for plan benefits of the Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 and for the period from July 1, 1995 to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                            STATEMENT OF NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                             AT DECEMBER 31, 1996
                             --------------------

                                                                         Fund Information
                             ------------------------------------------------------------------------------------------------------



                                                                  Vanguard
                                                                 F.I.S.S-T               Vanguard    Vanguard   Wesley
                               Vanguard   Vanguard    Vanguard   Corporate   Vanguard    Treasury      Int'l    Jessen
                              Wellington   Windsor    Explorer     Bond     Index 500   Money Mkt     Growth     Stock  Participant
                                 Fund       Fund        Fund     Portfolio  Portfolio   Portfolio   Portfolio     Fund     Loans
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  ------  -----------

Registered investment
 company funds               $3,325,810  $5,901,852  $1,888,063  $ 272,798  $2,620,813  $4,748,025  $  658,437  $   -     $     -

Receivables:
  Participant contributions      12,688      16,090       7,681      2,057      10,237       6,314       4,292      -           -
  Employer contributions         99,714     140,451      51,570     12,735      95,481     175,882      42,696   701,892        -
  Loan repayments                 8,920      12,087       5,940      1,146       6,308      17,286       2,592      -           -
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  --------  ----------
     Total receivables          121,322     168,628      65,191     15,938     112,026     199,482      49,580   701,892        -

Loans to participants              -           -           -          -           -           -           -         -      2,252,507
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  --------  ----------
Net assets available for
 plan benefits               $3,447,132  $6,070,480  $1,953,254  $ 288,736  $2,732,839  $4,947,507  $  708,017  $701,892  $2,252,507
                             ==========  ==========  ==========  =========  ==========  ==========  ==========  ========  ==========


                                Total
                             -----------
Registered investment
 company funds               $19,415,798

Receivables:
  Participant contributions       59,359
  Employer contributions       1,320,421
  Loan repayments                 54,279
                             -----------
     Total receivables         1,434,059

Loans to participants          2,252,507
                             -----------
Net assets available for
 plan benefits               $23,102,364
                             ===========

  The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                            STATEMENT OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                              AT DECEMBER 31, 1995
                              --------------------

                                                                                     Fund Information
                                                         -----------------------------------------------------------------------
                                                                                                      Vanguard
                                                                                                       F.I.S.
                                                                                                         S-T
                                                           Vanguard      Vanguard       Vanguard      Corporate        Vanguard
                                                          Wellington     Windsor        Explorer        Bond          Index 500
                                                             Fund          Fund           Fund        Portfolio       Portfolio
                                                         ----------     ----------     -----------    ---------       ----------
Registered investment company funds                      $2,580,330     $4,604,835      $1,353,613     $294,755       $1,647,547

Receivables:
 Participant contributions                                    1,744          2,142             961          185            1,286
 Loan repayments                                              1,543          2,322           1,037          203              989
                                                         ----------     ----------      -----------   ---------       ----------
  Total receivables                                           3,287          4,464           1,998          388            2,275

Loans to participants                                         -              -               -            -                -
                                                         ----------     ----------      ----------     --------       ----------
Net assets available for plan benefits                   $2,583,617     $4,609,299      $1,355,611     $295,143       $1,649,822
                                                         ==========     ==========      ==========     ========       ==========


                                                                                 Fund Information
                                                         ------------------------------------------------------------
                                                          Treasury       Vanguard
                                                         Money Mkt     Int'l Growth    Participant
                                                         Portfolio     Portfolio         Loan              Total
                                                         ----------    ------------    ------------     -------------
Registered investment company funds                      $5,217,726     $390,243             -           $16,089,049

Receivables:
 Participant contributions                                    1,188          459             -                 7,965
 Loan repayments                                              5,411          405             -                11,910
                                                         ----------     --------         --------        -----------
  Total receivables                                           6,599          864             -                19,875

Loans to participants                                          -             -          2,218,453          2,218,453
                                                         ----------    ---------       ----------        -----------
Net assets available for plan benefits                   $5,224,325     $391,107       $2,218,453        $18,327,377
                                                         ==========    =========       ==========        ===========


  The accompanying notes are an integral part of these financial statements.

                          WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                      STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                       Fund Information
                             ------------------------------------------------------------------------------------------------------

                                                                  Vanguard
                                                                 F.I.S.S-T               Vanguard    Vanguard   Wesley
                               Vanguard   Vanguard    Vanguard   Corporate   Vanguard    Treasury      Int'l    Jessen
                              Wellington   Windsor    Explorer     Bond     Index 500   Money Mkt     Growth     Stock  Participant
                                 Fund       Fund        Fund     Portfolio  Portfolio   Portfolio   Portfolio     Fund     Loans
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  ------  -----------
Investment income--
  Interest and dividends     $  253,833  $  563,814  $  102,326  $  19,474  $   54,949  $  244,780  $   28,326  $   -    $  189,618

Realized gain (loss) on
 sale of investments             13,602      55,426      14,302     (2,158)     27,291        -          5,424      -           -
Unrealized appreciation
 (depreciation) of
 investments                    173,909     577,260      91,019     (2,220)    362,496        -         38,844      -           -

Contributions
  From participants             270,624     361,164     173,089     32,437     250,018     146,346     104,244      -           -
  From employer                 198,680     267,052     110,754     23,767     181,623     226,749      77,835   701,892        -
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  -------- ----------
     Total contributions        469,304     628,216     283,843     56,204     431,641     373,095     182,079   701,892        -

Distributions and
 withdrawals                   (551,485) (1,051,770)   (250,014)   (25,115)   (344,275) (1,004,311)    (94,368)     -       856,187

Loan repayments                 139,419     224,284     103,792     19,561     103,127     370,174      51,394           (1,011,751)

Rollovers and other
 transfers to the plan          229,923     287,425     131,304     41,690     188,408     359,602      63,197      -          -

Interfund transfers             135,010     176,526     121,071   (113,843)    259,380    (620,158)     42,014      -          -
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  -------- ----------
Increase (decrease) in
 assets during year             863,515   1,461,181     597,643     (6,407)  1,083,017    (276,818)    316,910   701,892     34,054

Net assets available for
 plan benefits:
     At beginning of period   2,583,617   4,609,299   1,355,611    295,143   1,649,822   5,224,325     391,107      -     2,218,453
                             ----------  ----------  ----------  ---------  ----------  ----------  ----------  -------- ----------
     At end of period        $3,447,132  $6,070,480  $1,953,254  $ 288,736  $2,732,839  $4,947,507  $  708,017  $701,892 $2,252,507
                             ==========  ==========  ==========  =========  ==========  ==========  ==========  ======== ==========


                                Total
                             -----------
Investment income--
  Interest and dividends     $ 1,457,120

Realized gain (loss) on
 sale of investments             113,887
Unrealized appreciation
 (depreciation) of
 investments                   1,241,308

Contributions
  From participants            1,337,922
  From employer                1,788,352
                             -----------
     Total contributions       3,126,274

Distributions and
 withdrawals                  (2,465,151)

Loan repayments                     -

Rollovers and other
 transfers to the plan         1,301,549

Interfund transfers                 -
                             -----------
Increase (decrease) in
 assets during year            4,774,987


Net assets available for
 plan benefits:
     At beginning of period   18,327,377
                             -----------
     At end of period        $23,102,364
                             ===========

  The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                      STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
             FOR THE PERIOD FROM JULY 1, 1995 TO DECEMBER 31, 1995
                         ----------------------------

                                                               Fund Information
                        ----------------------------------------------------------------------------------------------
                                                             Vanguard
                                                            F.I.S. S-T               Vanguard   Vanguard
                         Vanguard    Vanguard    Vanguard   Corporate    Vanguard    Treasury     Int'l
                        Wellington   Windsor     Explorer      Bond     Index 500   Money Mkt    Growth    Participant
                           Fund        Fund        Fund     Portfolio   Portfolio   Portfolio   Portfolio     Loans        Total
                        ----------  ----------  ----------  ----------  ----------  ----------  ---------  -----------  -----------
Investment income -
 Interest and
   dividends            $   87,257  $  462,494  $  105,172  $  5,444    $   25,213  $  126,728  $ 10,180   $   77,499   $   899,987
Realized gain (loss) on
 sale of investments         9,556      11,723       4,737       167         7,492           -      (943)           -        32,732
Unrealized appreciation
 (depreciation) of
 investments               147,653    (309,504)    (21,189)    3,229       121,659           -      (936)           -       (59,088)
Contributions -
 From participants          40,040      73,135      23,261     4,022        29,807     113,921    10,800            -       294,986
                        ----------  ----------  ----------  --------    ----------  ----------  --------   ----------   -----------
  Total contributions       40,040      73,135      23,261     4,022        29,807     113,921    10,800            -       294,986
Distributions and
 withdrawals              (222,582)   (407,971)   (104,710)  (11,773)     (156,780)   (551,477)  (42,735)     754,520      (743,508)
Loan repayments             43,725      73,803      23,451     5,299        16,072     237,188    10,555     (410,093)            -
Rollovers and other
 transfers to the plan   2,336,650   4,449,242   1,196,389   195,483     1,389,387   6,122,279   416,311    1,796,527    17,902,268
Interfund transfers        141,318     256,377     128,500    93,272       216,972    (824,314)  (12,125)           -             -
                        ----------  ----------  ----------  --------    ----------  ----------  --------   ----------   -----------
Increase in assets
 during period           2,583,617   4,609,299   1,355,611   295,143     1,649,822   5,224,325   391,107    2,218,453    18,327,377
Net assets available
 for plan benefits:
 At beginning of period          -           -           -         -             -           -         -            -             -
                        ----------  ----------  ----------  --------    ----------  ----------  --------   ----------   -----------
 At end of period       $2,583,617  $4,609,299  $1,355,611  $295,143    $1,649,822  $5,224,325  $391,107   $2,218,453   $18,327,377
                        ==========  ==========  ==========  ========    ==========  ==========  ========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------



NOTE 1 - PLAN DESCRIPTION:
--------------------------

The Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) (the "Plan") was established as of July 1, 1995 by Wesley Jessen Corporation (the "Company"), a wholly owned subsidiary of Wesley Jessen VisionCare, Inc. Formerly, participants of the Plan were participants in a similar plan sponsored by a predecessor employer. Subsequent to the purchase of the predecessor's business by the Company on June 29, 1995, continuing employees of the Company became eligible to participate in the Plan, and their account balances in the previous plan were transferred into the Plan.

The Plan is a component of the Wesley Jessen Savings and Retirement Plan, the other component of which is a money purchase component. The two components together make up the entire Wesley Jessen Savings and Retirement Plan. However, the two components have separate filing requirements under the provisions of the Internal Revenue Code ("IRC") and, therefore, maintain separate financial statements.

The following description of the Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution savings and profit-sharing plan covering all eligible employees of Wesley Jessen Corporation. The Plan is administered by the Administrative Committee (the "Administrator") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Administrative Committee, on behalf of the Plan, has appointed Vanguard Fiduciary Trust Company (the "Trustee") as the Plan's trustee and recordkeeper.

Eligibility
-----------

Effective January 1, 1996, the Plan provides benefits covering substantially all employees of the Company provided that they have completed at least 90 days of service. Prior to January 1, 1996, the Plan provided benefits only to employees that had completed at least one year of service.

Investments
-----------

The Plan provides participants with eight investment options as follows:

Vanguard Wellington Fund    Invests in common stocks and fixed income
                            securities.

Vanguard Windsor Fund       Invests primarily in common stocks.

Vanguard Explorer Fund            Invests in equity securities of relatively
                                  small companies.


Vanguard Fixed Income Securities  Invests in a diversified portfolio of
 Short Term Corporate Bond        corporate bonds, short-term U.S. Treasury
 Portfolio                        and U.S. Agency Securities, and high rated
                                  bank instruments.

Vanguard Index 500 Portfolio      Strives to provide results which correspond to
                                  the performance of the S&P 500 index.

Vanguard Treasury Money Market    Invests exclusively in direct U.S. Government
 Portfolio                        obligations, primarily U.S. Treasury bills.

Vanguard International Growth     Invests in common stock of companies based
 Portfolio                        outside the United States that have above-
                                  average growth potential.

Wesley Jessen Stock Fund          Invests in common stock of Wesley Jessen
                                  VisionCare, Inc.

Contributions and vesting
-------------------------

Effective January 1, 1996, the Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 15% of annual compensation, which will be matched by the Company at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. Prior to January 1, 1996, qualified employees were only permitted to contribute up to 4% of annual compensation to the Plan. Additionally, the Plan also provides that the Company's Board of Directors may elect to make an additional discretionary contribution to participants' accounts as determined by the Company. Contributions are subject to certain limitations as defined by the IRC.

Participant contributions vest upon deposit. Company contributions are fully vested after four years of service. Forfeitures of unvested amounts are used to offset future Company contributions.

Distributions and withdrawals
-----------------------------

In the event of retirement, death, disability, or termination of employment for any other reason, a participant's vested interest in the Plan is distributed in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Loans
-----

Any participant may apply for a loan from the portion of their account attributable to their elective contributions. Loans must be a minimum of $1,000, with a maximum of the lesser of 50% of the participant's vested balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to twenty years. Each loan bears an interest rate which is commensurate with the prevailing market rates.

Termination of the Plan
-----------------------

The Company intends to continue the Plan without interruption, but reserves the right to discontinue the Plan at any time. Upon termination or partial termination of the Plan, the balance of the participants' accounts shall become fully vested and payable to the participants in accordance with the Plan's provisions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

Basis of accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting. Distributions to participants, however, are recorded when paid, in accordance with ERISA regulations. Participant distributions payable at year-end are not presented as a liability in the statement of net assets available for plan benefits or as a distribution to participants in the statement of changes in net assets available for plan benefits.

Contributions
-------------

Contributions, including matching and discretionary contributions, are recorded when the related compensation is earned. A discretionary profit-sharing contribution of $1,274,327 was declared by the Company for the year ended December 31, 1996 and is included in employer contributions receivable at December 31, 1996. Included in rollovers and other transfers for the year ended December 31, 1996 is a transfer of $1,277,825 from the predecessor employer, representing an additional discretionary contribution.


Valuation of investments
------------------------

All investments, except participant loans, are presented at fair value based upon the market values of the underlying securities. Loans receivable from participants are recorded at historical value, which is considered to approximate fair value. Investment earnings are recognized when earned. Unrealized appreciation or depreciation resulting from changes in market value is recognized in the period in which it occurs.

Administrative expenses
-----------------------

In accordance with the Plan agreement, investment related expenses are paid from Plan assets and are included in the accompanying financial statements as an adjustment to the basis of securities purchased and sold. All other administrative expenses which are not paid by the Plan are paid by the Company.

Use of estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the revenue and expenses recognized during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS:
--------------------

The Internal Revenue Service has issued a favorable determination letter dated April 24, 1997 with respect to the qualified tax status of the Plan. The Plan administrator and the Company believe that the Plan is designed and is currently operating in compliance with the applicable IRC requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - BENEFIT OBLIGATIONS:
-----------------------------

Benefit obligations for persons who have withdrawn from participation in the Plan as of December 31, 1996 and 1995 were as follows:

                                    December 31,  December 31,
                                       1996          1995
                                    ------------  ------------
     Vanguard Wellington Fund           $ 41,147    $      -
     Vanguard Windsor Fund                57,620           -
     Vanguard Explorer Fund                3,163           -
     Vanguard F.I.S. S-T Corporate
       Bond Portfolio                         99           -
     Vanguard Index 500 Portfolio         20,724           -
     Vanguard Treasury Money Market
       Portfolio                           7,968           -
     Vanguard International Growth
       Portfolio                           1,039           -
                                        --------    ----------
                                        $131,760    $      -
                                        ========    ==========

These amounts are reflected as distributions and liabilities in the Plan's December 31, 1996 and 1995 Forms 5500, but have not been reflected as distributions and liabilities within these financial statements.

NOTE 5 - RESTATEMENT OF PREVIOUSLY REPORTED AMOUNTS:
----------------------------------------------------

On June 10, 1997, the Plan issued financial statements as of and for the year ended December 31, 1996, which included the amounts set forth in the following table. The originally reported amounts have been restated as set forth below.

                                         Originally
                                          Reported           Restated
                                          --------           --------
Employer contributions                  $ 2,332,492        $ 1,788,352
Employer contributions receivable         1,864,561          1,320,421
Employer discretionary profit-sharing
  contribution                            1,818,467          1,274,327


The differences between the amounts originally reported and the restated amounts are due to the inclusion of employer contributions for a separate defined contribution employee benefit plan of the Company in the originally reported financial statements. The statement of net assets available for plan benefits, statement of changes in net assets available for plan benefits, and the related footnotes presented herein have been restated to reflect the proper employer contributions and employer contributions receivable at December 31, 1996 and for the year then ended.

                                                                      SCHEDULE I
                                                                      ----------



                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------


         LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1996
                             --------------------


           Identity of issue                                     Description of investment            Cost           Market value
-----------------------------------------                     --------------------------------    ------------       ------------
*Vanguard Wellington Fund                                     Registered investment company        $ 3,033,475        $ 3,325,810
*Vanguard Windsor Fund                                        Registered investment company          5,571,335          5,901,852
*Vanguard Explorer Fund                                       Registered investment company          1,815,443          1,888,063
*Vanguard F.I.S. Short Term
    Corporate Bond Portfolio                                  Registered investment company            272,724            272,798
*Vanguard Index 500 Portfolio                                 Registered investment company          2,160,553          2,620,813
*Vanguard Treasury Money Market Portfolio                     Registered investment company          4,748,026          4,748,025
*Vanguard International Growth Portfolio                      Registered investment company            620,355            658,437
*Participant Loans                                            Loans other than mortgages, 7-10%          -              2,252,507
                                                                                                   -----------        -----------
TOTALS                                                                                             $18,221,911        $21,668,305
                                                                                                   ===========        ===========

*Represents party-in-interest

                                                                      SCHEDULE I
                                                                      ----------



                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------


         LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1995
                             --------------------


           Identity of issue                                     Description of investment            Cost           Market value
-----------------------------------------                     --------------------------------    ------------       ------------
*Vanguard Wellington Fund                                     Registered investment company        $ 2,432,677        $ 2,580,330
*Vanguard Windsor Fund                                        Registered investment company          4,914,339          4,604,835
*Vanguard Explorer Fund                                       Registered investment company          1,374,803          1,353,613
*Vanguard F.I.S. Short Term
    Corporate Bond Portfolio                                  Registered investment company            291,526            294,755
*Vanguard Index 500 Portfolio                                 Registered investment company          1,525,888          1,647,547
*Vanguard Treasury Money Market Portfolio                     Registered investment company          5,217,726          5,217,726
*Vanguard International Growth Portfolio                      Registered investment company            391,180            390,243
*Participant Loans                                            Loans other than mortgages, 7-10%          -              2,218,453
                                                                                                   -----------        -----------
TOTALS                                                                                             $16,148,139        $18,307,502
                                                                                                   ===========        ===========

*Represents party-in-interest

                                                                     SCHEDULE II
                                                                     -----------

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------



               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                          FOR THE YEAR ENDED DECEMBER 31, 1996
                          ------------------------------------


                                                                                                                     Expense
      Identity of party                                       Number of     Purchase        Selling    Lease      incurred with
          involved             Description of asset          Transactions    price           price     rental      transaction
          --------             --------------------          ------------    -----           -----     ------      -----------
*Vanguard Fiduciary Trust
 Company
                            Vanguard Wellington Fund            100        $1,152,846      $    -       $    -     $     -

                                                                114             -             594,878        -           -

                            Vanguard Windsor Fund               109         1,862,544           -            -           -

                                                                128             -           1,198,214        -           -

                            Vanguard Explorer Fund              100           766,406           -            -           -

                                                                107             -             337,276        -           -

                            Vanguard Index 500 Portfolio        102           975,057           -            -           -

                                                                100             -             391,578        -           -

                            Vanguard Treasury Money Market
                             Portfolio                          142         1,581,825           -            -           -

                                                                145             -           2,051,489        -           -

                                                                                               Current value          Net
      Identity of party                                        Number of          Cost of       of asset on         realized
          involved             Description of asset           Transactions         asset      transaction date   gain or (loss)
          --------             --------------------           ------------         -----      ----------------   --------------
*Vanguard Fiduciary Trust
 Company
                            Vanguard Wellington Fund               100          $ 1,152,846     $ 1,152,846         $  -

                                                                   114              553,203         594,878           41,675

                            Vanguard Windsor Fund                  109            1,862,544       1,862,544            -

                                                                   128            1,206,476       1,198,214           (8,262)

                            Vanguard Explorer Fund                 100              766,406         766,406            -

                                                                   107              326,204         337,276           11,072

                            Vanguard Index 500 Portfolio           102              975,057         975,057            -

                                                                   100              346,747         391,578           44,831
                            Vanguard Treasury Money Market
                             Portfolio                             142            1,581,825       1,581,825            -

                                                                   145            2,051,489       2,051,489            -

*Represents party-in-interest

                                                                     SCHEDULE II
                                                                     -----------

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         -----------------------------

               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
             FOR THE PERIOD FROM JULY 1, 1995 TO DECEMBER 31, 1995
             -----------------------------------------------------

                                                                                                               Current
                                                                                    Expense                    value of       Net
 Identity                                                                           incurred                   asset on     realized
 of party      Description       Number of      Purchase     Selling      Lease       with        Cost of     transaction   gain or
 involved       of asset        Transactions     price        price       rental   transaction     asset         date        (loss)
----------   ----------------   ------------   ----------   ----------   -------   -----------   ----------   -----------   --------
*Vanguard
 Fiduciary
 Trust
 Company     Vanguard
              Wellington Fund        53        $2,691,720   $    -         $ -         $ -       $2,691,720    $2,691,720   $  -

                                     47             -          268,599       -           -          259,043       268,599     9,556

             Vanguard Windsor
              Fund                   61         5,389,539        -           -           -        5,389,539     5,389,539      -

                                     53             -          486,923       -           -          475,200       486,923    11,723

             Vanguard
              Explorer Fund          53         1,519,247        -           -           -        1,519,247     1,519,247      -

                                     43             -          149,181       -           -          144,444       149,181     4,737

             Vanguard
              Index 500
              Portfolio              54         1,693,469        -           -           -        1,693,469     1,693,469      -

                                     34             -          175,073       -           -          167,581       175,073     7,492

             Vanguard
              Treasury
              Money Market
              Portfolio              70         6,682,412        -           -           -        6,682,412     6,682,412      -

                                     69             -        1,464,856       -           -        1,464,856     1,464,856      -

*Represents party-in-interest

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen Corporation as Plan Administrator with respect to the Wesley Jessen Savings and Retirement Plan, has duly caused this Amended Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       WESLEY JESSEN CORPORATION

Date: November 7, 1997.                By: /s/ Michael R. Southard
                                           -------------------------------------
                                           Michael R. Southard, Vice President,
                                           Human Resources